

September 10, 2012

Via E-Mail

Mr. R. Stephen Armstrong
Chief Financial Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, MN   55120

> **Re:** **Patterson Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended April 28, 2012**
> **Filed June 27, 2012**
> **File No. 000-20572**

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 28, 2012

Financial Statements

1 Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 54

1.	We note your previous response letter dated August 18, 2011 to our comment letter dated August 5, 2011 related to your Form 10-K for the fiscal year ended April 30, 2011. In your response letter you proposed to expand your revenue recognition policy for equipment finance contracts in future filings. It does not appear that you have made those revisions in your April 28, 2012 Form 10-K. Given the $287.6 million of equipment finance contracts originated in fiscal 2012, please confirm that you will provide your accounting policy for these transactions as you stated you would in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining